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January 30, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Hastings Street Trust (the "Trust")

Fidelity Mega Cap Stock Fund (the "Fund")

File Nos. 002-11517 and 811-00215

Post-Effective Amendment No. 117

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Fund in connection with Post-Effective Amendment No. 117 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which was filed with the Securities and Exchange Commission via EDGAR on December 3, 2007, for the sole purpose of registering Class A, Class B, Class C, Class T and Institutional Class shares of the Fund.

As filed, the facing page proposed that the Amendment become automatically effective on February 1, 2008; however, the box under Rule 485(a)(2) was checked inadvertently, rather than the box under Rule 485(a)(1), as was intended. As discussed in our telephone conversation on January 25, 2008, given that the Amendment was filed for the sole purpose of registering new classes of shares of the Fund and the designated effective date on the facing page was 60 days after the date the Amendment was originally filed, as is customary when registering new classes of shares of an existing fund, we intend for the Amendment to become effective on February 1, 2008.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson

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